

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 12, 2008

Mr. John H. Lowry III
Chief Financial Officer
Perceptron, Inc.
47827 Halyard Drive
Plymouth, Michigan 48170-2461

      Re: Perceptron, Inc.
              Amended Form 10-K/A for the Fiscal Year Ended June 30, 2007
              File No. 000-20206

Dear Mr. Lowry:

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin Vaughn
                    Branch Chief